

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2016

<u>Via E-mail</u>
Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Co.
Av Brig. Faria Lima 1485-19 Andar
Brasilinvest Plaza
Sao Paulo-SP, CEP 01452-002
Brazil

> **Re: Garnero Group Acquisition Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2015**
> **File No. 001-36482**

Dear Mr. Garnero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   We note disclosure on page 70 and elsewhere that GGAC's business combination must be with an entity whose fair market value is at least equal to 80% of the balance in the trust account at the time of the execution of a definitive agreement. Please advise us how the transaction meets this requirement given the consideration is less than $40 million and the trust assets equal approximately $144 million

2.   Please supplementally provide us with copies of any reports or presentations provided to the board in connection with the board's evaluation of the proposed transaction.

3.   We note that you present financial information in Brazilian reais throughout the filing. In order to enhance investor understanding and consistency with your financial statements,

please provide the U.S. dollar equivalent for references to Brazilian reais. For example, we note references to reais in your projections on page 64 and business disclosure starting on page 123.

4.   Please mark your proxy card as a preliminary copy in accordance with Rule 14a-6(e)(1).

Summary of the Material Terms of the Business Combination, page 1

5.   Please revise here and where necessary to address the extent to which the proposals are conditioned on one another. In this regard, we note the statement that if the business combination is not approved, other items will not be presented, but it is unclear if the business combination is conditioned on approval of the other proposals.

6.   Please consider adding a graphic to illustrate the different parties and entities before and after completion of the Reorganization and Investment Agreement.

7.   We note statements in the fourth bullet point on page 1, the fifth paragraph on page 11 and elsewhere indicating that the Controlling Persons will use their commercially reasonable best efforts to effect the Reorganization. Please reconcile with the disclosure on page 19 and elsewhere stating that the business combination is conditioned on completion of the Reorganization. In this regard, it is unclear what material consequences may result if the Controlling Persons do not become direct owners of the Outstanding Shares or if the company does not retain the $200 million tax benefit. Please revise accordingly.

8.   Please revise the last Q&A on page 7 and where appropriate to quantify the combined company's liquidity assuming (i) maximum allowable conversions and (ii) no purchases by Controlling Persons or others. Please clarify the extent to which GGAC could be unable to provide more than nominal capital to the business as a result of significant numbers of conversions that nevertheless do not violate the $5 million threshold.

9.   If you believe you will meet the definition of a foreign private issuer, disclose whether you plan to file on domestic 1934 Act forms after the transaction.

Summary of the Proxy Statement, page 10

10.   We note from your disclosure that the funds held in the trust account will also be used to pay the Capital Contribution to Grupo Colombo in accordance with the Investment Agreement. We also note from Note 9 for Subsequent Event on page FS-12 that Capital Contribution is eliminated in its entirety. Please clarify or revise the disclosure accordingly.

Proxy Solicitation, page 17

11.   Please disclose the total estimated cost of the solicitation.

Conditions to the Closing of the Business Combination, page 19

12.   Please revise the fourth bullet point on page 21 to identify the "certain financial covenants" and clarify if the lenders will commit to waiving the covenants for 60 days after the business combination is in full force and effect.

Comparative per Share Data, page 27

13.   Please revise to describe how you calculate book value per share and pro forma book value per share.

The exercise of GGAC's directors' and officers' discretion . . ., page 42

14.   Please revise here or where appropriate to further clarify the nature of the "certain changes [that] could be made without further shareholder approval" and the other changes "that would have a material impact" and result in resolicitation. Additionally, please disclose if the "incentives," transactions and arrangements referenced in the first paragraph on page 18, including put options or warrants for nominal value, would also result in resolicitation

Open Market Purchases, page 55

15.   Please provide an analysis under Regulation M of the distributions and restricted periods applicable to the merger and related transactions, including planned and possible open market purchases by the Controlling Persons and others.

Background of the Business Combination, page 57

16.   We note that you have evaluated numerous potential transactions in a wide variety of industry segments. To the extent that any of these evaluations progressed into negotiations, please describe the potential transactions.

17.   We note that on February 26, 2015 you mutually agreed to terminate the share purchase agreement and asset purchase agreement with WISeKey. To the extent material, please disclose the reasons for terminating the agreement.

18.   We note that on May 7 and 8, 2015 you explained the prerequisites to explore a potential transaction. Please describe what prerequisites you presented in this meeting.

19.   On page 57 you disclose that a Brazilian banker contacted you to discuss Grupo Colombo as a potential target. We also note that the Brazilian banker did attend certain negotiations between you and Grupo Colombo. Please clarify your relationship with the Brazilian banker.

20.   We note the discussions regarding the Brazilian economy and that you began to modify the terms on page 60. Please discuss the factors that led to these discussions and summarize any material discussions between you and Grupo Colombo regarding the modifications.

21.   We note that on December 16, 2015 before unanimously approving the draft amended and restated investment agreement your board of directors had an extensive discussion with numerous questions. Please summarize the material discussions during this meeting.

GGAC's Board of Directors' Reasons for Approval of the Business Combination, page 61

22.   We note the negative factors identified at the bottom of page 62, which the GGAC board of directors considered in approving the business combination. Please disclose the extent to which the board also considered the significant and increasing losses that Grupo Colombo has experienced over its past two fiscal years. Also discuss the consideration the board gave to the significant levels of debt of Grupo Colombo. If the board did not discuss these issues, disclose that fact.

Projections, page 63

23.   Please delete the statement that shareholders are cautioned not to rely on the disclosures regarding projections.

24.   We note the projections provided on page 64, which do not appear to be in line with historic operating trends. For example, we note an estimated 23.9% projected growth to net revenues in 2016. However, on page 139 you disclose that net revenue decreased 35.92% for the nine months ended September 30, 2015. Please revise here and in MD&A to address the significant differences between historic trends and the projections. Additionally, please further clarify the underlying assumptions, basis for and limitations of the projections. In this regard, please clarify if projections using other assumptions were provided, for example projections not assuming "a recovery of the overall economy" or success of marketing efforts to "have significant impact on the performance of its stores."

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Note C, page 88

25.   We note you deduct $3 million in pro forma adjustments to combined assuming maximum unaffiliated redemptions on page 85. As a result, the combined assuming maximum unaffiliated redemptions will result in $7 million for the estimated costs of completing the merger. We also note from your Note C that you state "[i]f maximum redemptions occur, the estimated fees to complete the business combination will be $4 million." Please clarify or revise your disclosure accordingly.

Note D, page 88

26.   We note you use the fair value of shares to be issued at December 11, 2015. Please revise to provide a sensitivity analysis for the range of possible fair values of shares to be issued for the transaction based on upon percentage increase and decreases in the recent stock price. In this regard, the appropriate percentages should be reasonable in light of your stock's volatility.

27.   Please tell us why the offsetting entry for the $5.751 million adjustment to other assets is a charge to accumulated deficit, rather than a reclassification adjustment to lease rights. Since $5.751 million in lease rights were already included in the net assets acquired, please also tell us why your purchase price allocation disclosures shown on page 89 reflect an additional $23 million of the excess of purchase price over fair value of assets acquired being allocated to lease rights, rather than $17.249 million. Please revise your pro forma adjustments and note disclosure, as necessary.

28.   On page 89, you disclose that goodwill is estimated to be $82.376 million. However, you then record it at $112.376 million in the pro forma balance sheet on page 85. Please make the appropriate revisions, so that your note supports the pro forma adjustment made.

29.   Considering the significant amount of goodwill to be recognized, please revise your disclosure to include a qualitative description of the factors that resulted in the recognition of goodwill. In addition, disclose the total amount of goodwill that is expected to be deductible for tax purposes.

Note G, page 90

30.   We note from page 83 that the presentation for assuming maximum unaffiliated redemption assumes that the Controlling Persons make the full $30 million of open market purchases and all public shareholders, other than the Controlling Persons, seek

conversion of their GGAC ordinary shares into a pro rata share of the trust account. However Note G describes "assuming maximum redemption plus $25 million form Grupo Colombo's previous stockholders." Please revise or clarify to explain the difference.

Note I, page 90

31.   Please disclose how $30 million is calculated for the pro forma adjustment to the deferred taxes.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 90

32.   Please add a note that reconciles in columnar form from the amounts presented in Grupo Colombo's audited statement of operations for the year ended December 31, 2014 on page FS-31 to the Grupo Colombo amounts presented for the twelve months ended June 30, 2015 on page 86.

33.   Please revise your Note 1 and Note 2 to disclose how the adjustment numbers are calculated.

Information about Executive Officers, Directors and Nominees, page 103

34.   Please provide the last five years of business experience for Denis Piovezan.

Compensation of the Executive Officers and Directors, page 112

35.   Please revise the values in the tables on page 112 to present the data in U.S. dollars. See Instruction 2 to Item 402(c) of Regulation S-K.

Management's Discussion and Analysis. . . . of Grupo Colombo, page 132

36.   Please provide any off-balance sheet arrangements and the contractual obligation table for Grupo Colombo. See Item 303(a)(4) and Item 303(a)(5) of Regulation S-K.

Results of Operations, page 137

37.   Please disclose the numbers of stores opened and closed for the periods presented.

Results of Operations for Nine Months Ended September 30, 2015 and 2014, page 138

38.   Please revise your discussion of gross profit, selling, general and administrative expenses, depreciation and amortization and other expenses, net to include the impact of changes of foreign currency exchange rate.

39.   We note that your gross profit decreased 30.09%. Please describe the causes for this material change. Additionally, please describe the causes for the 26.58% increase in other expenses. See Instruction 3 to Item 303(b) of Regulation S-K.

Net Revenue, page 138

40.   We note from your discussion that you attributed the decrease of net revenue to closing of non-profitable stores, freezing on marketing investments and the changes of foreign exchange rate. Please revise to describe your marketing investment and clarify how you quantify the percentage of decrease in net revenue attributable to the freezing on marketing investments. In addition, discuss the amounts of revenues generated from 56 new stores opened in 2014 that impact the comparability of the revenue between the interim periods in 2015 and 2014.

Gross Profit, page 138

41.   We note from your discussion of gross profit that "the continuous improvement of inventory management and price positioning, gross margins reached 60.2% in the nine months ended September 30, 2015 against 55.2% in the nine months ended September 30, 2014." Please revise to describe your continuous improvement of inventory management and price positioning and discuss how they improved your gross profit margin while your gross profit decreased.

Selling, general and administrative expenses, page 139

42.   You quantify the reduction of headcount for $0.9 million but the overall decrease of selling, general and administrative expense was about $21.194 million. Please revise your discussion to quantify other factors that contributed the decrease of selling, general and administrative expenses for $21.194 million.

Depreciation and amortization and other expenses, net, page 139

43.   You describe the amounts of depreciation and amortization and other expenses, net, and the percentages of changes over the periods, but do not explain why the balances between periods changed. Please discuss the primary factors that changed these balances. In addition, disclose what items you net against other expenses.

Results of Operations for Years Ended December 31, 2014, 2013, and 2012, page 140

44.   Please revise your discussion of results of operations to include the impact of the foreign exchange rate fluctuations between periods and quantify the underlying factors that attributed to the changes of the balances between periods.

45.   We note that your net revenue increased 6.52% in 2014 compared to 2013 "mainly due to the increase of same store sales and the opening of 56 new stores." Please quantify the approximate proportion attributed to each reason. In this regard, quantify the approximate proportion throughout your results of operations disclosure where you attribute material changes to multiple reasons.

46.   We note your discussion of gross profit. Please revise to discuss how price adjustments and merchandise management improvement at point of sale would increase your gross profit.

47.   We note that the amount you have spent on advertising and marketing has declined since 2013. Additionally, on page 138 you attribute 8.6% of your decrease in net revenue to the freezing of marketing investments. Regarding your marketing efforts, please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues from continuing operations. See Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 142

48.   Please provide a discussion of your operating cash flows for the periods presented. In this regard, your discussion should identify and describe the primary drivers of your operating cash flows and discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause your operating cash flows to fluctuate. For guidance, refer to SEC Release No. 33-8350.

49.   We note from your disclosure that "[your] working capital requirements, or the difference between suppliers and inventories, improved by 160 days in 2014, as compared to 2013, due to a better management over accounts payable as a result of better terms and conditions for purchasing." Please revise to clarify why your working capital requirements are the difference between suppliers and inventories and tell us how the 160 day improvement was calculated. In addition, describe your management over accounts payable that resulted in better terms and conditions for purchasing.

50.   We note from page FS-52 that you are not in compliance with various covenants required by the working capital loans from several local financial institutions. Please revise to disclose these covenants and discuss how you intend to resolve the noncompliance.

51.   Please revise the discussion of liquidity and capital resources to include the interim period for the nine months ended September 30, 2015.

Investment Plan, page 145

52.   You state that "[you] believe that existing resources and operating income will be sufficient for [your] capital expenditure and investment plan and meet [your] liquidity

requirements for the next 12 months." Your statements of cash flows on page FS-34 show you had negative operating cash flows for the years ended December 2012, 2013, 2014 and nine months ended September 30, 2015. Given your history of negative operating cash flows, please clarify your statement that your existing resources and operating income will be sufficient for your capital expenditure and investment plans and discuss how you intend to meet your liquidity requirements for the next 12 months.

GGAC Related Person Transactions, page 150

53.   Please disclose here and throughout your proxy statement the name of the affiliate who purchased 501,250 private units in the private placement.

54.   We note that your Chief Executive Officer executed four separate commitment letters to loan you up to $920,000. Please disclose the information required by Item 404(a)(5) of Regulation S-K. For example we note there is no discussion regarding interest or interest rates. Additionally, please reconcile this disclosure with Note 3 on page FS-8, which indicates your CEO executed five commitment letters.

Q1 Comercial de Roupas S.A. Financial Statements

Report of Independent Registered Public Accounting Firm, page FS-29

55.   Please make arrangements with the auditors for them to revise the opinion paragraph of their report to also cover the results of operations and cash flows for the year ended December 31, 2012.

3. Summary of Significant Accounting Policies, page FS-37

56.   Please disclose the types of expenses you include in the cost of goods sold line item and the types of expenses you include in the operating expenses, net line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in management's discussion and analysis that your gross profit and gross margin may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit and gross margin, including them instead in another line item, such as operating expenses, net.

Accounts Receivable, page FS-38

57.   Please separately disclose the outstanding balances of credit card receivables and receivables from wholesale as of each balance sheet date presented.

Revenue Recognition, page FS-43

58.   Please disclose your accounting policy for the merchandise returns.

9. Debt, page FS-51

59.   We note from your disclosure on page 142 that you issued two series of debentures in Brazil on April 1, 2011 and the maturity date of both debentures is July 1, 2019. In addition you disclose that the debentures related to the second series were liquidated. We also note from page 143 that you issued the third series of debentures on April 25, 2013. Please tell us where these three issuances of debentures are disclosed in the footnotes to your financial statements. If they are not disclosed, please revise your footnote disclosures, as necessary.

15. Income Taxes, page FS-57

60.   Based on the disclosure of your income taxes on page 135, please clarify for us whether you had unrecognized tax benefits for the periods presented. To the extent there were unrecognized tax benefits, please revise to provide unrecognized tax benefit related disclosures pursuant to ASC 740-10-50-15.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeffrey M. Gallant
        Graubard Miller